EXHIBIT 10.16

MANAGEMENT SUMMARY OF SK 1300 TECHNICAL REPORT

Lookout Mountain Project, Eureka Property, Eureka County, Nevada

Timberline Resources Corporation

Property Description and Ownership

Lookout Mountain is one of several projects located on what Timberline Resources Corp. (“Timberline”) refers to as its Eureka property, which covers an area of about 17,000 acres or over 27 square miles.  The Eureka property is located in the southern part of the Eureka mining district in Eureka County, central Nevada, beginning approximately one mile south and extending for several miles south of the town of Eureka.  The Lookout Mountain claim block is one of eight blocks that comprise Timberline’s Eureka property.  The property also includes the Windfall and Oswego trends of historical mines and exploration prospects.

The Lookout Mountain project and the broader Eureka property are at the exploration stage.  Timberline has undertaken no development activities or mining operations on the Eureka property during Timberline’s operating control.  The last mining operations on the property were during the middle 1980s.

Geology and Mineralization

The Eureka district lies on the southern end of the +100-mile-long, northwest-trending Battle Mountain-Eureka Trend, which hosts numerous sediment-hosted gold deposits and base-metal replacement deposits.

The sedimentary rocks exposed in the south Eureka district are dominantly of Cambrian through Devonian age and are made up of limestone, dolomite, and minor amounts of shale and quartzite that were deposited in a shallow-water continental margin environment.  They have been intruded by a Cretaceous pluton and several felsic dikes of Eocene age.  Younger volcanic rocks overlie the Paleozoic rocks.  Included within the Paleozoic section in the south Eureka district are the Ordovician Goodwin Formation of the Pogonip Group, which hosts gold mineralization at the nearby Ruby Hill Mine; the Cambrian Dunderberg Shale and Hamburg formation, which host gold mineralization at the Lookout Mountain, Windfall, Paroni, Rustler deposits on Timberline’s Eureka property; and the Devonian Bartine Limestone, which hosts gold mineralization at the Gold Bar mine to the northwest.

A pronounced north-trending high-angle fault zone, the Ratto Ridge fault system, has localized jasperoids and gold mineralization in sedimentary units along more than 2.5 miles of strike length at Lookout Mountain.  This major fault juxtaposes gently dipping Cambrian sedimentary rocks on the east against gently dipping Devonian sedimentary rocks on the west.  The Ratto Ridge fault system is comprised of numerous parallel faults, cut by many cross faults with variable orientations.  The resulting mineral system is complex in its geometry.

There are breccias of multiple origins at Lookout Mountain as evidenced in the historical pit and drill core.  Most appear to be collapse breccias, but there are also tectonic and probably depositional breccias, and these breccias host the bulk of the resources discussed in this report.  Timberline believes these breccias, which are collectively referred to as Lookout Mountain breccia in the technical report, are developed within both the Dunderberg and Hamburg formations.  The highest grades at Lookout Mountain appear to be controlled by favorable structural settings in both the breccia and overlying Dunderberg Shale.

1

Gold mineralization at the Lookout Mountain project is Carlin-type disseminated sediment-hosted mineralization.  Characteristic alteration of these deposits is decalcification, argillization, and intense silicification, which forms jasperoid.  Gold is invariably accompanied by silver (at similar or lower concentrations) and a halo of pathfinder elements commonly including arsenic, thallium, mercury, antimony, and barium.  In addition to the previously mined Lookout Mountain deposit, other concentrations of gold mineralization on the Lookout Mountain claim block have been identified at South Adit, South Lookout Mountain, South Ratto Ridge, and Triple Junction.

Gold occurs in jasperoid that caps Ratto Ridge through to depths of 1,500 feet and is associated with strong surface arsenic, mercury, and antimony anomalies in soil and rock samples.  Alteration is widespread, with decalcification and silicification being the most common types.  In primary mineralization, gold is associated with pyrite, realgar, orpiment, quartz, and clay, and the rocks are oxidized to considerable depth.  Gold assays of more than 1.0 oz/ton have been reported from sulfide zones deeper in the deposit.

At South Adit, gold occurs in the same geological setting as the other occurrences along Ratto Ridge, i.e., at the Dunderberg-Hamburg contact associated with strong silicification/argillization and steeply dipping normal faults.  The mineralized zone trends north and, like Triple Junction to the north, lies east of the crest of Ratto Ridge.

Exploration Drilling and Testing

The Lookout Mountain project has been drilled by Newmont, Amselco, Barrick, Echo Bay, Norse Windfall Mines, EFL, Staccato, and Timberline.  The drilling database contains data from 754 holes, totaling 418,743 feet, including 75 core holes, 504 RC holes, 16 RC with core-tails, and 159 rotary holes.  Amselco’s drilling program from 1978 through 1985 provided 45% of the holes in the current database.  Timberline drilled a total of 220 holes from 2010 through 2022, of which 39 were core, 165 RC, and 16 as RC with core-tails.

Most of the various operators prior to Timberline used commercial laboratories for the preparation and analysis of their drill samples that were well recognized and widely used in the minerals industry.  In-house mine laboratories were also used for the 20 Norse Windfall Mines holes and some of the Amselco holes, and many of these analyses utilized partial-gold extractions.  Some of the Norse Windfall Mines gold data clearly understate grades in comparison to adjacent holes.  RESPEC’s reconstruction of the Amselco database effectively limits the impact of the in-house assays by replacing many of them with check analyses performed at commercial laboratories.

Staccato used ALS Laboratories for their drill samples from the 2005 through 2007 programs and Inspectorate America Corp. (“Inspectorate”) in 2008.  Timberline used Inspectorate for most assaying of their primary drill samples until its most recent work from 2020-2022, for which it used ALS.

Timberline and predecessor companies also conducted limited metallurgical testing on the rocks from Lookout Mountain.  Preliminary indications are that the mineralization is amenable to gold recovery by sodium cyanide heap leaching following crushing.  Considerable work remains to optimize the processing methodology, definitively characterize recovery, and engineer the process design.

2

Mineral Resource Estimate

The gold resources at the Lookout Mountain project, including the Lookout Mountain and South Adit deposits, were modeled and estimated by evaluating the drill data statistically, utilizing the geologic interpretations provided by Timberline to interpret mineral domains on cross sections spaced at 50- and 100-foot intervals, refining the mineral-domain interpretations on level plans spaced at 10-foot intervals, analyzing the modeled mineralization statistically to aid in the establishment of estimation parameters, and interpolating grades into a three-dimensional block model. All modeling of the Lookout Mountain project resources was performed using Gemcom Surpac® mining software.

The Lookout Mountain project resources are presented in Table 1

Table 1. Lookout Mountain Project Gold Resources

Notes:

•	The estimate of the Lookout Mountain project Mineral Resources was completed by RESPEC Company LLC of Reno, Nevada.
•

The Mineral Resources are comprised of oxidized model blocks that lie within optimized pits at a cutoff grade of 0.005 oz Au/ton plus unoxidized blocks within the optimized pits at a 0.055 oz Au/ton cutoff.

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
•

The Mineral Resources are potentially amenable to open pit mining methods and are therefore constrained by optimized pits created using a gold price of US$1,800/oz, a throughput rate of 10,000 tons/day, assumed metallurgical recoveries of 80% for heap-leaching of oxidized materials and 86% for toll milling of unoxidized materials, a mining cost of US$2.50/ton, heap-leaching processing cost of $3.60/ton, toll milling cost of $80.00/ton, general and administrative costs of $0.83/ton processed, a reclamation cost of $0.25/ton processed, refining cost of $3.00/oz Au produced, and an NSR royalty of 3.5%.

•	The effective date of the resource estimate is December 31, 2022.
•	Rounding may result in apparent discrepancies between tons, grade, and contained metal content.

Timberline does not have permits to operate a mine.  The Company operates exploration activities at Lookout Mountain under a Plan of Operations (PoO) approved in 2010 by the BLM, subject to annual workplan amendments for drilling related disturbance.  Additional environmental and engineering studies will be required to support a mine plan of operations with the BLM to comply with the National Environmental Policy Act (NEPA), and to meet State of Nevada Bureau of Mine Regulation and Reclamation and other agency permit requirements.

3

Qualified Person’s Conclusions and Recommendations

RESPEC has reviewed the project data and has visited the site.  RESPEC believes that the data provided by Timberline are generally an accurate and reasonable representation of the Lookout Mountain project.

The resources reported above are open along strike in both directions, as well as down dip.  The possible extension of the Lookout Mountain deposit south through to the South Adit resource, located approximately 3,500 feet south of the southern limit of the modeled mineralization at Lookout Mountain, provides the best opportunity for near-term enhancement of project resources.  In addition, there is excellent potential to add to the existing resources that lie west of the Ratto Canyon fault at the Lookout Mountain deposit.

A Phase I program is recommended to include infill drilling, resource-expansion drilling, further metallurgical testing, full three-dimensional geological modeling, and the completion of an Initial Assessment based on the current resources.  The cost of this program is estimated to be about $4.5 million dollars.

If the Initial Assessment returns positive results, a Phase II program is recommended that is designed to prepare the project for a pre-feasibility study.  The Phase II program includes hydrologic, environmental, and preliminary design studies, as well as continuations of the drilling program and metallurgical studies of Phase I.  The cost of the proposed Phase II program is about $6.655 million (the Phase I and II estimated costs exclude all personnel, landholding, reclamation, reclamation bonding, permitting and related environmental costs).

4